Exhibit 2.17

CONVERTIBLE LOAN AND WARRANT AGREEMENT

THIS CONVERTIBLE LOAN AND WARRANT AGREEMENT (the “Agreement”) made as of the____ day of July 2003, by and between NUR Macroprinters Ltd., an Israeli company (the “Company”), and the persons and entities identified in Schedule 1 attached hereto (the  “Investors”).

WITNESSETH:

WHEREAS the Company wishes to receive an irrevocable undertaking from the Investors to provide the Company with a loan for an amount between US$2,000,000 and US $4,000,000 (the “Principal Amount”); and

WHEREAS the Investors desire to undertake to provide the Company with their portion of the Principal Amount (the “Loan Undertaking”); and

WHEREAS in consideration for the Loan Undertaking the Company shall issue to the Investors warrants exercisable into Ordinary Shares of the Company (“Ordinary Shares”) and pay to the Investors a commitment fee, on the terms and conditions set forth herein; and

WHEREAS the Company and the Investors wish to set forth the terms and conditions regarding the exercise of the Loan Undertaking by the Company.

                NOW, THEREFORE, in the consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1.             Advance of Loan and issue of Warrants

1.1	Undertaking to provide Loan. Subject to the terms and conditions of this Agreement at the Closing (as defined below) the Investors shall undertake to lend to the Company up to the Principal Amount as set forth opposite each Investor’s name in Schedule 1 attached hereto in consideration of (i) the issuance by the Company of a warrant (the “Warrant”) in the form attached hereto as Schedule 2 for the purchase of Ordinary Shares equal to 15% of the amount of each Investor’s Loan Undertaking divided by $0.52 exercisable at $0.52 per share for a period of five years from the Closing and subject to the conditions set forth therein and (ii) a cash commitment fee in an amount equal to 2% of each Investors respective Loan Undertaking (the “Cash Commitment”).

1.2	Drawdown of Loan.The Company may call upon the Loan Undertaking (the “Draw Down”) at any time within 1 year from the Closing provided that the Company is not in a state of insolvency or bankruptcy, at such time Prior to the Company exercising any Draw Downs, the Company may on ten days notice cancel the Loan Undertaking and release the Investors’ commitments (the Investors will retain the Loan Undertaking Warrants and the Cash Commitment).. The Company may draw down the Principal Amount (“Draw Down Amount”) in units of one million dollar ($1,000,000) increments. To effect a Draw Down the Company shall serve written notice to the Escrow Agent (as defined in Section 2.2.3 below) which notice shall state the exact amount which the Company wishes to receive and the date on which such amount is required to be made available (“Draw Down Date”) such date to be no less than seven (7) business days following the date on which the Escrow Agent receives notice of a Draw Down from the Company.

1.3	Draw Down Closing. On the Draw Down Date the Escrow Agent shall release to the Company the pro rata share of the Draw Down Amount for each Investor whereupon the Company shall (i) issue to each Investor a convertible loan note bearing interest at a rate of 12% per annum and with a term of 42 months from Closing (the “Loan Note”) in the form attached hereto as Schedule 3. . Any portion of the outstanding principal of the Loan Note and accrued but unpaid interest may be converted (subject to shareholder approval pursuant to The Nasdaq Stock Market Inc. Marketplace Rule (4350(i))) at any time at the option of the Investors at the Conversion Price as defined below. (ii) issue to that Investor a Warrant to purchase Ordinary Shares (the “Draw Down Warrant”)in the form attached hereto as Schedule 4. The number of Draw Down Warrants to be issued to each Investor shall be equal to 15% of the amount of the Draw Down Amount divided by Draw Down Warrant Exercise Price which will be the lesser of (a) the average closing bid price of the Company’s shares on NASDAQ during the ten (10) days preceding the Draw Down Date or (b)$0.52 (as such term is defined in the Draw Down Warrant), exercisable Draw Down Warrant Exercise Price for a period of five years from the Draw Down Date and subject to the conditions set forth therein.

1.4	Security. The Company agrees to secure the repayment of the Principal Amount and any accrued and unpaid interest on the Loan Notes by creating at Closing a first priority floating charge on the Company’s assets for the benefit of the Investors which shall be subordinated to the Company’s current charges and encumbrances on the Company’s assets, as well as to any charges created by the Company in favor of banking institutions(the “Floating Charge”). Following repayment to the Investors of their Loan Undertaking and any accrued interest the Investors shall execute such documents as are necessary to release the Floating Charge. In the event of a default by the Company of payments of interest and/or principal the Investors may not unilaterally exercise their right to foreclose without the prior consent of Bank Hapoalim B.M., Bank Leumi Le-Israel Ltd, Israel Discount Bank Ltd. (the “Banking Institutions”), for as long as one or all of the Banking Institutions have not commenced a foreclosure procedure of the Company.

1.5	Repayment. The Company undertakes to pay to the Investors the Principal Amount, together with interest thereon (denominated in United States dollars) at a rate of interest of 12% per annum, payable quarterly in arrears. There shall be no repayment of the Principal Amount by the Company for twenty-four (24) months following the Closing. Thereafter, and provided that the Company has paid any sums due to its banks at the date of such repayment the Company shall pay one sixth (1/6) of the Principal Amount, not to exceed $500,000, at the end of each quarter for five quarters, with the balance due and payable at the end of the sixth quarter (that is, 42 months from the Closing). Notwithstanding the above, the Company may prepay all amounts owed to the Investors, at any time, subject to the Company providing the Investor with a ten (10) day prior written notice informing the Investors of such intention to prepay. In the event that the Company is unable to comply with the payment schedule set out herein, any sums unpaid by the Company to the Investors shall be deferred to the following quarter.

1.6	Default. Notwithstanding anything herein to the contrary, in the event of a default by the Company on payments of interest and/or principal, the exercise price of the Warrants and Draw Down Warrants shall be reduced to the dollar equivalent of NIS1.0 and the interest rate of the Loan Notes will increase to 18% per annum if the default remains uncured for a period exceeding 45 days.

1.7	Conversion. The Investors may at any time during the period that the Loan Undertaking is outstanding at their option,convert the Loan Undertaking into Ordinary Shares of the Company at the conversion price of $0.62 per Ordinary Share. Upon conversion, Investors shall have such rights as granted to them in the Registration Rights Agreement, a copy of which is attached hereto as Schedule 5.

1.8	In no event shall the Loan Note be convertible into Ordinary Shares unless and until the Company obtains shareholder approval as provided in NASD Rule 4350 (i)(D); provided, however, that prior to obtaining shareholder approval, the Company shall only be able to Draw Down that amount that would not necessitate the Company getting shareholder approval under such rule.

2.             Closing

2.1	The closing (the “Closing”) of transactions contemplated herein shall take place at the offices of Barnea & Co, legal counsel to the Company, at 3A Jabotinsky St., Ramat Gan, Israel, as soon as possible, but in any event no later than, July th 2003, or at such other time and place as shall be mutually agreed upon between the Company and the Investors.

2.2	At the Closing, the following transactions shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

2.2.1	The Company shall issue to each of the Investors the Warrants in the form attached as Schedule 2.

2.2.2	the Company shall pay each Investor the Cash Commitment (as set forth opposite each Investor’s name in Schedule 1).

2.2.3	Each Investor shall pay to the Escrow Agent an amount equal to the Loan Undertaking, to hold in Escrow in accordance with the terms of the Escrow Agreement attached hereto as Schedule 7 with each Investor executing such Escrow Agreement.

2.2.4	The Company and the Investors shall execute and deliver the Registration Rights Agreement, a copy of which is attached hereto as Schedule 5

3.             Representations and Warranties of the Company

The Company hereby represents and warrants to the Investors, and acknowledges that the Investors are entering into this Agreement in reliance thereon, as follows:

3.1	Organization. The Company is duly organized, existing in Israel as a public company limited by shares pursuant to the Companies Law 5759-1999 (the “Companies Law”), and registered by the Registrar of Companies as public company, number 52-003986-8.

3.2	Validly Existing. The Company validly exists as a company under the laws of the State of Israel. The Company has the full corporate power and authority to conduct its business as currently conducted and the Company had at all relevant times the full corporate power and authority to conduct its business as previously conducted, save that if at any time the Company did not have the full corporate power and authority to conduct its business as previously conducted, the lack of such corporate power and authority did not have a material adverse effect on the Company.

3.3	Public Listing. As of October 1995 the Ordinary Shares of the Company are registered for trading on the Nasdaq National Market (“Nasdaq”) under the symbol “NURM”.In November 2002, the Company received a compliance notice from The Nasdaq Stock Market, Inc., stating that, for a period of 30 consecutive trading days, its ordinary shares closed below the minimum bid price of $1.00 per share as required for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until May 5, 2003 to regain compliance with Nasdaq’s continued listing requirements. We have been unable to demonstrate compliance with the continued listing requirements and, accordingly, have applied to transfer our securities to The Nasdaq SmallCap Market and the Company has been notified by the NASD that such transfer has been accepted.

3.4	Share Capital. The registered share capital of the Company is NIS 50,000,000, divided into 50,000,000 Ordinary Shares, of which no more than [17,155,859] Ordinary Shares are issued and outstanding as of [December31th, 2002]. In addition, as of [December 31th, 2002] the Company had issued and outstanding options and warrants exercisable into no more than [2,188,578Ordinary Shares].

3.5	Full Disclosure. To the best of the Company’s knowledge, the Form 20-F of the Company of May 15th, 2003 (the “20-F Form”) that includes the Company’s annual report for the year ended December 31, 2002 does not incorporate or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, all as of May 15th, 2003. Any subsequent filings filed by the Company are attached hereto as Schedule 3.5.

3.6	Due Authorization. The Warrants and Draw Down Warrants, when issued at the Closing in accordance with the provisions of this Agreement and the Ordinary Shares underlying the Warrants and Draw Down Warrants (the “Warrant Shares”) and the Ordinary Shares issued upon the conversion of the Loan Notes (the “Loan Shares”), shall all be duly authorized, validly issued, fully paid, non-assessable and clear and free from any lien, encumbrance, or any other third party right whatsoever.

3.7	Approvals. The execution and delivery of this Agreement and the full performance of all other obligations and undertakings of the Company contemplated hereunder will have been duly approved by the Board of Directors of the Company. Shareholder approval,pursuant to The Nasdaq Stock Market Inc. Marketplace Rule (4350(i)), or if required under any other applicable law, will be sought by the Company upon completion of Closing. Subject to such shareholders approval, all acts required to be taken by the Company to authorize the execution and delivery of this Agreement, the performance of each of its obligations hereunder and the consummation of the transaction contemplated hereunder have been duly taken and are legally valid and in full force and effect.

3.8	No Violation. The execution and delivery of this Agreement and the performance of and compliance with all other obligations and undertakings of the Company contemplated hereunder will not result in a violation of, or conflict with, or constitute a default, or give rise to any right of termination, cancellation or acceleration or the loss of any benefit under: (i) the Articles of Association of the Company; (ii) any note or contract, in any form, to which the Company is a party or by which it or any of its property is bound or affected; or (iii) any applicable law in any relevant jurisdiction, order, injunction, or judgment of any court or governmental bureau or authority, domestic or foreign, or any arbitration award applicable to it or any of its properties or assets having an adverse material effect on the Company.

3.9	Binding Obligation. This Agreement, when executed and delivered by or on behalf of the Company, shall constitute the valid and legally binding obligation of the Company, legally enforceable against the Company in accordance with its terms. There is no consent, approval, order, license, permit, action by, or authorization of, or filing with any governmental authority (including any notifications) or any person that is required to be obtained or made on the part of the Company prior to the Closing (other than shareholders approval as detailed in section 3.7 above) that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery, and performance of this Agreement.

3.10	Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement and shall survive and remain in full force and effect at the Closing.

4.             Representations and Warranties of the Investors

The Investors hereby represent and warrant to the Company, and acknowledge that the Company is entering into this Agreement in reliance thereon, as follows:

4.1	This Agreement, when executed and delivered by the Investors, will constitute a valid, binding, and enforceable obligation of each of the Investors.

4.2	Each Investors is a “US accredited investor (a “US person”), as that term is defined in Regulation §230.501 under Securities Act of 1933, as amended; (the “Securities Act”) and has such business and financial experience as is required to protect its own interests in connection with its decision to enter this Agreement.

4.3	The Investor understands, acknowledge and agree that the Warrant Shares and the Loan Shares (as defined in Section 3.6)have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless such shares are registered under the Securities Act and applicable state securities laws, or an exemption from the registration requirements of the Securities Act and such state securities laws is available. The Investors understand that the certificate evidencing the Warrant Shares and the Loan Shares will be imprinted with a legend in substantially the following form:

“The Shares represented by this Certificate have not been registered under the United States Securities Act of 1933. The Shares have been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for these Shares under the United States Securities Act of 1933, or an opinion of NUR Macroprinters Ltd’s counsel, that registration is not required under the said Act.”

4.4	The execution of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance by the Investors with the provisions hereof, will not (i) result in any conflict with, breach of, or default (or give rise to any right of termination, cancellation or acceleration or the loss of any benefit) under any of the terms, conditions or provisions of any material agreement, permit or other instrument or obligation to which the Investors are a party, or by which the Investors or any of their properties or assets may be bound or (ii) violate any law or order applicable to them or any of their properties or assets having an adverse material effect on the Investors. No consent or approval by any governmental authority is required in connection with the execution by the Investors of this Agreement or the consummation by the Investors of the transactions contemplated hereby except for such actions, consents or approvals as will be obtained as of the Closing.

4.5	The Investor understands and acknowledges that the participation at the Closing by any party defined by the Israeli Companies Law, 5759-1999 (the “Law”) as a controlling shareholder of the Company (“Controlling Shareholder”) shall require the approval of the Shareholders of the Company by a special majority as more particularly set out in the Law and that without such approval a Controlling Shareholder will be prohibited from participating as herein set forth.

4.6	Each representation and warranty herein is deemed to be made on the date of this Agreement, and shall survive and remain in full force and effect at the Closing.

5.             Conditions Precedent

5.1	The obligations of the Investors to proceed with Closing is subject to the fulfillment at or before the Closing of each and every of the following conditions precedent, any one or more of which may be waived in whole or in part by the Investors, which waiver shall be in writing and at the sole discretion of the Investors:

5.1.1	Each and every representation and warranty made by the Company in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects as if originally made on and as of the date of the Closing,

5.1.2	All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Company prior to or at the Closing, shall have been fully performed or complied with by the Company prior to or at the Closing.

5.1.3	The Company shall have received the consent of its banks to postpone principal repayments of the Company’s outstanding long-term bank loans for a period twelve (12) months and satisfactory renegotiation of the loan covenants.

5.1.4	There shall not then be in effect any order or judgment enjoining or restraining the transactions contemplated by this Agreement and to the Company’s best knowledge no suit, proceeding or investigation shall have been commenced by any governmental authority or private person on any ground, restraining, enjoining or hindering, the transaction contemplated herein and the Company shall have received any and all consents and approvals required by it to consummate the transactions contemplated herein.

5.2	The obligation of the Company to proceed with Closing is subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Company, which waiver shall be in writing and at the sole discretion of the Company:

5.2.1	The representations and warranties made by the Investors in this Agreement shall have been true and correct in all material respects when made, and as of the Closing as if made on the date of the Closing.

5.2.2	All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Investors prior to or at the Closing.

5.2.3	The Investors have secured all permits, consents, waivers, and authorizations, if any, that shall be required from them under law or contract to lawfully consummate this Agreement.

5.2.4	There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

5.2.5	In the event that an Investor shall also be a Controlling Shareholder the Company shall require that the Shareholders approve the participation of such Controlling Shareholder by a special majority of votes as more particularly set out in the Law. For the avoidance of doubt the non-satisfaction of this condition shall not prohibit the Company proceeding with a Closing with other Investors who, according to the Law, are not Controlling Shareholders.

6.             Affirmative Covenants

6.1	Confidentiality

6.1.1	The Investors agree that any Confidential Information (defined below) obtained pursuant to this Agreement, or provided to the Investors prior to or after the Closing, will not be disclosed without the prior written consent of the Company; provided that, in connection with periodic reports to its shareholder or partners, the Investors may, without first obtaining such written consent, make general statements, not containing technical or specific business information, regarding the nature and progress of the Company’s business; and provided further, that the Investors may provide summary information regarding the Company’s financial information in its reports to its respective shareholders or partners, but may not annex to such reports the full financial information to be provided hereunder by the Company. All of the above shall be subject to the explicit reporting requirements pertaining to the Investors under all applicable laws, orders and judgments (including the Israeli Securities Law 1968).

6.1.2	For the purposes of this Section 6.1, “Confidential Information” shall mean all information, including, but not limited to, financial information, business plans, budgets, customer lists, computer software, source codes, plans, drawings, technical specifications, patents, copyrights, and other intellectual property rights, in any form (paper, disk, or other), relating to the business of the Company. However, Confidential Information shall not include information which (a) was in the Investors’s possession prior to its disclosure, as shown by prior written records; (b) is or becomes available to the public through no fault of the Investors; (c) was disclosed to the public by operation of law, (including any court order or judgment); or (d) is rightfully received by the Investors from a third party without a duty of confidentiality.

6.2	Use of Proceeds. The Company will use the net proceeds for working capital and general corporate purposes, as determined by the Company’s Board of Directors from time to time.

7.             Registration Rights

The Loan Shares shall have registration rights as set forth in the Registration Rights Agreement attached hereto as Schedule 5 including an entitlement to one demand registration right at the Company’s expense and one at the Investors’ expense, and unlimited piggyback registration rights. The Warrant Shares shall have unlimited piggyback registration rights as set forth in Schedule 5.

8.             Miscellaneous

8.1	Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this agreement and the intentions of the parties as reflected thereby.

8.2	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law. All disputes, controversies, differences or questions arising out of or relating to this Agreement, or to the validity, interpretation, breach, violation of any term hereof, shall be adjudicated by the courts of competent jurisdiction sitting in Tel Aviv. Anything to the contrary notwithstanding, the provisions of this Section 8.2 shall not apply to the Registration Rights Agreement, which shall be subject to the provisions thereof.

8.3	Successors and Assigns; Assignment. Except as otherwise expressly stated to the contrary herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law, heirs, executors, and administrators of the parties hereto.

8.4	Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof. All prior understandings and agreements among the Parties, including the Term Sheet executed by the Parties, are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged (either prospectively or retroactively, and either generally or in a particular instance), by written consent of the parties hereto, other than the Registration Rights Agreement which may only be amended as set forth therein).

8.5	Brokers. Except as set forth in the Placing Agreement with Rockwood Inc., no agent or broker or any person acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with the transactions contemplated hereby.

8.6	Expenses. At the Closing, the Company will pay the legal fees of the Investors up to amount of US$15,000.

8.7	Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

If to the Investors:	to such address and by facsimile as set forth in Schedule 1 attached hereto.

If to the Company:	Nur Macroprinters Ltd. Attn: David Amir, CEO 12 Abba Hilel Silver Street Lod, Israel

Facsimile:	(972) 8 921-8918

With a Copy:	Michael Barnea
Barnea & Co.
3A Jabotinsky Street,
Ramat Gan 52520, Israel

Facsimile:	(972) 3 613 3355

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

Any notice sent in accordance with this Section 8.7 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if send via telecopier, upon transmission and telephonic confirmation of receipt. The term “business day” shall mean any Monday through Friday on which the banks in Israel are open for business.

8.8	Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Unless otherwise provided by law, all remedies, either under this Agreement, or under law, or otherwise afforded to any of the parties, shall be cumulative and not alternative.

8.9	Counterparts; Facsimiles. This Agreement may be executed in any number of counterparts, each of whom shall be deemed an original and enforceable against the parties actually executing such counterpart and all of which together shall constitute one and the same instrument. Each party may rely on the other party’s facsimile signatures as original binding commitments of such other party.

8.10	Heading, Preamble, and Schedules. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The Preamble and Schedules are an integral and inseparable part of this Agreement.

                IN WITNESS WHEREOF the parties have signed this Agreement.

Nur Macroprinters Ltd.

By:  ______________________                                                     Date: _____________________
Name:
Title:

INVESTOR

_________________________                                                      Date: ___________________
Name:

List of Schedules

Schedule 1                             Investors’s address, Amount of Loan, Amount of Cash Commitment.

Schedule 2                             Form of Warrant.

Schedule 3                             Form of Loan Note.

Schedule 3.5                          Filings since the last 20F

Schedule 4                             Form of Draw Down Warrant.

Schedule 5                             Registration Rights Agreement.

Schedule 6                             Placing Agent Agreement.

Schedule 7                             Escrow Agreement

Schedule 1

List of Investors

Name/Entity	Address	Amount of Loan	Cash Commitment
Dan and Edna Purjes	**************	US$ 1,150,000	US$ 23,000
First Purjes Descendants, LP	**************	US$ 50,000	US$ 1,000
Second Purjes Descendants, LP	**************	US$ 50,000	US$ 1,000
Y Securities Management, Ltd.	**************	US$ 50,000	US$ 1,000
Myles Wittenstein	**************	US$ 1,000,000	US$ 20,000
Barbara Stoller	**************	US$ 50,000	US$ 1,000
Mark Wittenstein	**************	US$ 50,000	US$ 1,000
Bridges and PIPES, LLC	**************	US$ 300,000	US$ 6,000
United European Bank and Trust	**************	US$ 300,000	US$ 6,000
Richard Ornstein	**************	US$ 100,000	US$ 2,000
Len Knappmiller	**************	US$ 50,000	US$ 1,000
JM Hull Associates, L.P.	**************	US$ 100,000	US$ 2,000
Drake Investments Ltd.	**************	US$ 50,000	US$ 1,000
Gary Gelman	**************	US$ 100,000	US$ 2,000
David Amir	**************	US$ 50,000	US$ 1,000
The Purjes Foundation	**************	US$ 50,000	US$ 1,000
Total		US$ 3,500,000	US$70,000